Exhibit 99.1

PRESS RELEASE

AC Immune Sharpens Pipeline Focus with Operational Efficiencies Extending Cash Runway

•	Strategic review by executive management yields increased pipeline focus and operational efficiencies with a workforce reduction of around 30%

•	Increased emphasis on late-stage clinical development of active immunotherapy portfolio for Alzheimer’s and Parkinson’s diseases and progressing high value candidates enabling intracellular targeting

•	Near term clinical milestones remain unchanged

•	Cash resources of CHF 127.1 million as of June 30, 2025, now provides cash for operations to the end of Q3 2027 not including potential payments from partnering

Lausanne, Switzerland, September 4th, 2025 -- AC Immune SA (NASDAQ: ACIU), a clinical-stage biopharmaceutical company pioneering precision therapeutics for neurodegenerative diseases, today announces that following a strategic review by executive management, the Company is sharpening its focused investment on its most important assets. These include its three clinical-stage active immunotherapy programs, two of which are in ongoing pharma collaborations, and its most promising small molecule programs targeting NLRP3 and Tau. As a result, the Company will reduce its workforce by around 30% and extend its cash for operations to the end of Q3 2027.

Dr. Andrea Pfeifer, CEO of AC Immune SA, commented: “We are making meaningful progress with our product candidates to treat and prevent neurodegenerative diseases and are eagerly approaching multiple potentially transformational milestones over the next two years. This is true both in our ongoing collaborations with Janssen, Takeda and Lilly, and in our wholly-owned programs where progress will further strengthen opportunities for more partnering.

The actions we are taking now extend our cash runway to the end of Q3 2027, excluding anticipated business development milestone payments from existing or potential new business deals. It has been a challenging and carefully considered decision and I want to recognize all our colleagues whose professionalism, expertise and passion have resulted in many invaluable contributions to our mission over the years.

Going forward, we will focus our resources on our Phase 2 active immunotherapies and the development of our most exciting novel therapeutics targeting intracellular mechanisms of neurodegenerative diseases, including NLRP3 and Tau.”

AC Immune maintains its guidance on previously announced timelines with interim clinical data from both ACI-7104.056 and ACI-24.060 expected in H2 2025 and H1 2026, respectively.

In accordance with Swiss employment law a consultation process with employees has been initiated. Upon completion of the consultation process, the Company will offer affected employees support. This will include, but will not be limited to, severance packages, and support in seeking new employment, coaching or training opportunities. AC Immune foresees the full implementation of these changes enacted by the end of 2025 and the reduction of costs to become fully effective early in 2026.

About AC Immune SA

AC Immune SA is a clinical-stage biopharmaceutical company and a global leader in precision prevention for neurodegenerative diseases, including Alzheimer’s disease, Parkinson’s disease, and NeuroOrphan indications driven by misfolded proteins. The Company’s two clinically validated technology platforms, SupraAntigen® and Morphomer®, fuel its broad and diversified pipeline of first- and best-in-class assets, which currently features a range of therapeutic and diagnostic programs, including candidates in Phase 2 and Phase 3 development. AC Immune has a strong track record of securing strategic partnerships with leading global pharmaceutical companies, resulting in substantial non-dilutive funding to advance its proprietary programs and >$4.5 billion in potential milestone payments plus royalties.

SupraAntigen® is a registered trademark of AC Immune SA in the following territories: AU, EU, CH, GB, JP, RU, SG and USA. Morphomer® is a registered trademark of AC Immune SA in CN, CH, EU, GB, JP, KR, NO, RU and SG.

The information on our website and any other websites referenced herein is expressly not incorporated by reference into, and does not constitute a part of, this press release.

For further information, please contact:

SVP, Investor Relations & Corporate Communications Gary Waanders, Ph.D., MBA AC Immune Phone: +41 21 345 91 91 Email: gary.waanders@acimmune.com

International Media Chris Maggos Cohesion Bureau Phone: +41 79 367 6254 Email: aciu@cohesionbureau.com

Forward looking statements

This press release contains statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are statements other than historical fact and may include statements that address future operating, financial or business performance or AC Immune’s strategies or expectations. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “potential,” “outlook” or “continue,” and other comparable terminology. Forward-looking statements are based on management’s current expectations and beliefs and involve significant risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those contemplated by these statements. These risks and uncertainties include those described under the captions “Item 3. Key Information – Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in AC Immune’s Annual Report on Form 20-F and other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and AC Immune does not undertake any obligation to update them in light of new information, future developments or otherwise, except as may be required under applicable law. All forward-looking statements are qualified in their entirety by this cautionary statement.